Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Three Months
		Ended
		March 31,
		2008	2007	2006	2005	2004	2003

	Earnings:
1.	Income (loss) before income taxes and cumulative
	effect of changes in accounting principles	$(113.3)	$127.4	$276.6	$224.1	$173.6	$56.5

	Fixed Charges:
2.	Interest expense	7.5	32.5	30.3	29.6	5.1	8.2
3.	Interest factor on rental expense	1.2	5.5	6.5	8.0	5.0	5.3
4.	Interest credited to contractowners	295.0	1,067.0	980.8	946.5	903.6	896.7
5.	Net (undistributed) distributed
	income from equity investees	7.9	(11.7)	(1.7)	(1.6)	(1.8)	13.7
6.	Total fixed charges (2 + 3 + 4 + 5)	311.6	1,093.3	1,015.9	982.5	911.9	923.9
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	16.6	26.3	35.1	36.0	8.3	27.2
8.	Earnings and fixed charges (1 + 6)	198.3	1,220.7	1,292.5	1,206.6	1,085.5	980.4
9.	Earnings and fixed charges, excluding
	interest credited to contractowners (1 + 7)	(96.7)	153.7	311.7	260.1	181.9	83.7

	Ratios:
10.	Earnings and fixed charges, to total
	fixed charges (8 / 6)	0.6	1.1	1.3	1.2	1.2	1.1
11.	Earnings and fixed charges, excluding interest
	credited to contractowners to total fixed charges (9 / 7)	(5.8)	5.8	8.9	7.2	21.9	3.1
12.	Deficiency of earnings to fixed charges (6 - 8)*	$113.3	$-	$-	$-	$-	$-

*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.

NM - Not meaningful.